Exhibit 3.1

AMENDMENT No. 1

TO

AMENDED AND RESTATED BYLAWS

OF

GTT COMMUNICATIONS, INC.

Section 3.02 of the Amended and Restated Bylaws of GTT Communications, Inc. is hereby deleted in its entirety and the following is hereby inserted in lieu thereof:

“SECTION 3.02 NUMBER AND QUALIFICATIONS. The number of directors constituting the whole Board, which shall be defined as the total number of directors which the Corporation would have if there were no vacancies, shall be not more than eleven or less than one. The authorized number of directors, within the limits above specified, shall be determined by the affirmative vote of a majority of the directors then serving given at a regular or special meeting of the Board of Directors; provided, that if the number so determined is to be increased or decreased, notice of the proposed increase or decrease shall be included in the notice of such meeting unless all of the directors at the time in office are present at such meeting or those not present shall at any time waive or have waived notice thereof in writing or by Specified Transmission (as defined in Section 3.06); and provided further, that the number of directors which shall constitute the whole Board shall not be reduced to a number less than the number of directors then in office unless such reduction shall become effective only at and after the next meeting of stockholders for the election of directors or upon the resignation of an incumbent director. Directors need not be stockholders of the Corporation.”

Adopted and effective as of February 19, 2020.